SHEDDING LIGHT



2000 Annual Report



Our Culture

AutoZone is the sum of people whose drive to provide unrivaled customer service is surpassed only by their drive to innovate. We're 21 years old, but we still feel like an ambitious start-up, constantly pursuing new ideas, plans and dreams. Truly, we never left the garage.

We *sell* car parts, sure, but we *provide* solutions. Anybody stranded by a bad alternator knows this value first hand. And we never stop coming up with new ways to bring our solutions to customers.

For this reason, we have an elite group called the Starters Club. A handful of AutoZoners are chosen each year to join this prestigious club, and they all have something in common. Each has played a key role in initiating a program or project that has a lasting impact on our company. A company more capable of serving customers than it was the year prior.

This year's inductees to the Starters Club, pictured to the left, were responsible for shedding new light on an age-old inventory opportunity.

They developed and implemented a program called pull replenishment, and the details of their breakthrough are covered on page 7.

We don't know who next year's Starters will be, but you can be sure they're hard at work right now, changing the way we do business.



Company Description

AutoZone is the undisputed leader in automotive aftermarket parts sales and information.

We sell auto parts, accessories, chemicals and motor oil to DIY customers and professional technicians through 2,915 AutoZone stores in 42 of our United States and 13 stores in Mexico.

We also sell heavy duty truck parts through 49 TruckPro stores in 15 states.

Through ALLDATA, we provide electronic diagnostic and repair information. We offer the professional technician a complete software package, and the DIYer can purchase vehicle-specific information on CD-ROM or through *www.alldatadiy.com*.

We also help DIYers on the web at *www.autozone.com*.

Sales
($ millions)


Operating Profit
($ millions)


Financial Highlights

	2000	1999	% Change
Sales	$4,482,696,000	$4,116,392,000	+9%
Operating Profit	$512,020,000	$433,095,000	+18%
Net Income	$267,590,000	$244,783,000	+9%
Earnings Per Share	$2.00	$1.63	+23%
Cash from Operations	$512,960,000	$311,668,000	+65%
Domestic Auto Parts Stores	2,915	2,711	+8%

Net Income
($ millions)


Earnings Per Share
($)


Cash Flow From Operations
($ millions)


After-Tax Return On Capital


After-Tax Return On Average Equity


To our stockholders, customers and AutoZoners,

In a year that marked the most celebrated New Year's rollover in our nation's history, AutoZone closed out FY00 with a little less fanfare but plenty of things to celebrate.

Most notable were our record sales of $4.48 billion. Also, EPS climbed to $2.00, up 23% from FY99.

We entered FY00 with high expectations for reaping the benefits from our recent acquisitions. And we're proud to announce we were able to realize those plans. Our assimilated Chief stores led the way with a 31% same store sales increase for the year. The Express locations from Pep Boys achieved 30% same store sales increases, and Auto Palace stores were up 15%.

Acquired stores weren't the only areas of the company that showed strong sales growth. Our stores in Mexico, which grew from 6 locations to 13 in FY00, are attracting DIYers in record numbers. In fact, sales at the average store in Mexico are much higher than for stores of similar maturity in the United States. We're planning to continue our expansion pace in Mexico in FY01, and our first store



John Adams

in Mexico's interior is already in the pipeline.

Relentless focus on improving returns in FY00 also paid off in big ways. After-tax return on capital reached its inflection point as we came in at 13.3%, up from 12.8% in FY99. This marked the end of the downward trend which began as we first rolled out our commercial program and ended as we completed the conversions of our acquired stores. Our goal is to reach a 14% after-tax return on capital in FY01 and 15% in FY02. Return on equity increased from 19% to 23% in FY00. These are significant indicators that we've got things headed in the right direction.

We're very pleased with the $513 million of cash generated by operations, an increase of over $200 million from last year. This represents cash we can invest in other things. In this case it was used to help us buy back $608 million in stock, bringing cumulative totals in the share repurchase program to $1.15 billion, including forward purchase contracts. We plan to continue the repurchase of our stock in FY01.

We forged ahead in store expansion, opening 204 net new stores in the United States, bringing our total to 2,915 at the end of FY00. We've raised the bar when it comes to finding the most profitable real estate possible, and we're confident this approach, though more time consuming, will pay off in the long run. Next year we're targeting 175 new stores in the United States with



Tim Vargo

continued focus on more highly profitable sites.

One particular new site that opened during FY00 has created a lot of excitement – and it didn't officially open until late in the fiscal year. The address is *www.autozone.com,* and it sold its first part August 11, 2000. AutoZone has had a web site for years, but in FY00 it was converted into a fully functional e-commerce site capable of serving customers across the country – even in markets lacking an AutoZone presence. If you haven't visited our site lately, we invite you to look us up.

We continued rolling out our commercial program during FY00. We ended the year with 1,486 stores delivering parts to professional technicians. Our $397 million in commercial sales was enough to place AutoZone at number three in that business.

At ALLDATA, the news is very encouraging. Sales topped $50 million for the first time, and our customer base grew to more than 32,000 subscribers – a number unrivaled in the automotive diagnostic and repair software business. Fanatical customer service and unmatched content have been the foundation for this success, and the subscription renewal rate of more than 90% is a clear indication that the efforts are paying off. ALLDATA has clearly established itself among automotive professionals as the premier name in computer-based diagnostic and repair information.

TruckPro also made progress during FY00. Sales growth and EBIT margins remained in the low single digits, but considering the extremely challenging conditions the industry faced during the year, these positive results are good indicators that we're figuring out the heavy duty business. We'll focus on gaining efficiencies in the coming year as we continue to profitably build market share for this future growth contributor.

We like the positive trends we saw in FY00, but liking them isn't enough. Our e-commerce push is barely off the ground, and it will continue to evolve and grow. Our international development strategy has just begun to take shape. And DIY and commercial will continue to be fertile ground for growth and innovation. It's all part of a bigger plan we have to prevail in an industry where others are simply trying to figure out how to survive.

We chose the theme "shedding light" for this year's report because it sums up what we have to do to make our plan successful. For our AutoZoners, that means helping you see all of the career choices our success has made possible. For our customers, that means helping you take the mystery out of car care. And for our stockholders, that means helping you understand our industry a little better.

Best regards,



John Adams	Tim Vargo
Chairman & CEO	President & COO
Customer Satisfaction	Customer Satisfaction



A personal note from John:

Since the theme of this annual report is "shedding light," I thought it would be a perfect opportunity to take the pen for a moment and shed a little light on my recent decision to step aside as CEO while remaining as chairman.

I'm extremely proud of all AutoZone has accomplished during my tenure as CEO. We expanded the commercial business, started selling truck parts, broke new ground in technology, led the way in industry consolidation and took AutoZone south of the border.

I feel terrific about where we're positioned as a company, and it's that confidence that allows me to begin focusing more on a personal goal of spending more time with my wife and three daughters.

I want to thank all of the AutoZoners for their extraordinary performances which have allowed us to put a greater distance between us and our competition.

As chairman, I will work closely with our board and with our next CEO in taking AutoZone to the next level. I look forward to celebrating many future successes with all of you.



People don't
work on
their own cars
anymore?

We helped customers with over 250 million DIY jobs last year.

That's right. We opened our cash registers more than 250 million times in FY00. That's over a quarter of a billion DIY jobs in America. In one year. And that's just at AutoZone.

For years people have been predicting the demise of the automotive aftermarket, in fact, in 1908 *Scientific American* wrote, "...the swift advances in automobile construction within recent years have produced unexpected and unforeseen conditions, and one of the most striking...is the lack of men trained to manage and care for the high-powered cars."

Ninety-two years later, people still confuse the aftermarket with the horse and buggy business.

It just so happens, we think a little more highly of DIYers than industry critics do. We know our customers are a resourceful breed who've been figuring things out since the first combustion engine



puttered down Main Street. And we're proud to announce we helped these customers last year to the tune of $4.5 billion. What makes us prouder still are all of the innovative things we've done and will continue to do to keep car repair in the hands of the people who own the cars. It's no secret cars advance technologically every year. But let's not confuse automotive technology with rocket science. We've been offering simple solutions to seemingly complex DIY obstacles for 21 years, and nothing's stumped us yet.

Take, for instance, the check engine light. Aftermarket naysayers thought the introduction of a know-it-all computer chip under the hood sounded the death knell for the driveway mechanic. Rather than throwing in the towel, we counter-punched by offering a troublecode key, which turns the chip's unique set of codes – specific to each make and model of car – into part-specific diagnoses of what ails the vehicle. When the next generation of on-board computers was introduced, we offered an electronic scan tool that serves the same role as the code key by pulling diagnostic information directly from the car.

That new dashboard light signaled an unprecedented level of specificity in DIY repair that helps drive our business today.

But that's only the tip of the engine block. The real news is that, even after a constant stream of new technology, cars still run on the same basic parts they always have. Things like batteries,

alternators, starters, water pumps, brakes, belts and hoses. They've always been there, and we've always sold them. If you can replace an alternator on a 1978 Mustang, you can replace an alternator



1998 Mustang Alternator

1978 Mustang Alternator

on a 1998 Mustang. Same job, different year.

Tools have also always been an essential part of car repair, but some jobs require more than just a socket set and a wrench. For instance, a customer might need a tie rod end puller. Already strapped for cash, he may not have the option of shelling out additional dollars for a tool that may be used only once in the life of the car. So we offer our Loan-a-Tool service, which makes available approximately 75 obscure tools – some costing as much as $100 – to people who need a temporary loaner to get the job done right. It helps them do the work, and it helps us make the sale.

In FY00, we took DIY repair to the next level. We transformed AutoZone.com into a launching ground for virtually everything there is to know about vehicle repair. AutoZone.com can help DIYers troubleshoot and diagnose problems, look up the necessary



parts in our electronic catalog, order the parts for home delivery or locate their nearest AutoZone store where they can buy the parts in person. They can even get repair and installation tips – all online. Think of it as the cyber-equivalent of our Loan-a-Tool service. To supplement the information we sell in stores – repair manuals, Popular Mechanics CDs – we're reapplying information gathered from our existing content and, frankly, from the brains of experienced AutoZoners, in order to create the industry's most comprehensive and innovative source for DIY mechanics. In other words, we took information we already had and found new ways to use it to generate sales. How? By allowing DIYers to do their homework at home, they gain more knowledge. Knowledge breeds confidence. Confidence equals new job attempts.

It's just another example of how we have this horseless carriage thing figured out.



Whoever
stocks the
most parts wins?

Our customers are better served if we stock only the parts people actually want to buy.

We love to hear our competitors brag about having the biggest inventory in the business. Apparently, they're more interested in collecting parts than selling them.

Good for them.

We take a different approach. We feel our customers and, quite frankly, our investors, are better served if we stock only  the parts people actually want to buy. We've always said we give customers exactly what they need – nothing more and nothing less.

And now we're extending that same logic to inventory management. After two years of development and testing, we implemented a system called pull replenishment in FY00.

Many systems, including our old one, treat all categories the same. Since our products are far from equal when it comes to purchasing patterns – some sell faster than others – a category-specific way to replenish the stores was necessary.

The first step in pull replenishment involved removing what we had on the shelves but didn't need right now. From there, the system maintains just enough of the right parts – just when the customers need them. The result is a replenishment system that not only fine tunes inventory like never before but has a lot to do with us reaching the inflection point in return on capital.

In FY00, we reduced the inventory per store by 9 percent while increasing sales by 9 percent.

You read that right. Inventory decreased, sales increased. Even though we opened more than 200 stores, chainwide inventories were almost $20 million below FY99 levels. And thanks to very thorough planning and testing, we accomplished this without sacrificing service – customers aren't being turned away because we don't have what they need in stock.

Perhaps the best news is, pull replenishment didn't roll chainwide until the end of the third quarter in FY00. We look for it to continue positively impacting return on capital into FY01.

But that's not all we're doing to put exactly the right parts on the shelves. Flexograms also play a key role in matching what customers need, part for part.

While pull replenishment might adjust the number of air filters a store has on the shelves, the flexogram system determines whether the store even needs to carry air filters  for certain vehicles. By incorporating our own research into the vehicle population data for every store, flexograms eliminate certain SKUs on a store-by-store basis that would otherwise be collecting dust. Many of those infrequently requested parts are then made available at a nearby store or through our overnight delivery program.

So, does the one with the most parts win? We think the more important question is – are you giving the customers what they need? Because inevitably, inflated inventory costs are going to take their toll on retail prices and return on capital. We'd prefer to give customers the right parts at the right prices. As a result, everybody wins.



AutoZone is just another car parts chain?

We are information

ALLDATA is the worldwide leader in computer-based diagnostic and repair software. The ALLDATA database includes 50 CDs full of content. This includes graphics and vehicle specifications that exceed original equipment standards. It's also over three times the number of CDs offered by the only major competitor. And the customer base, which has grown from around 14,000 at the time of the acquisition in 1996 to over 32,000 today, is treated to the best customer support in the software business.

To maintain this growth, ALLDATA has been looking for new ways to leverage all of this content.

In FY00, we announced plans to supply information to five of the more widely used shop management software providers.



Through these partnerships, technicians can automatically pull ALLDATA-provided part numbers, prices and labor times directly into their computer-generated repair orders within seconds. We also began providing content to InfoMove, the first company to deliver the Internet to cars using wireless hand-held PCs. Customer Link, a marketing database platform that allows service providers to e-mail customers with programmed maintenance reminders and alerts, now uses ALLDATA's vehicle service and maintenance schedules.

These are just some examples of alliances that further establish ALLDATA as the key link between technology and the automotive service industry.

We are heavy duty

In FY00, TruckPro moved into its brand new, modern distribution center in Memphis – a center that is capable of stocking and shipping nearly three times as many SKUs as the original outdated DC. The result has been less dependence on costly and less reliable vendor shipments to the stores and more centrally shipped orders. This warehouse improvement has helped to significantly increase fill rates – the percentage of times a part request is successfully filled. In other words, it has greatly increased the number of times we're able to say "yes" to our heavy duty customers.

The next big initiative for TruckPro stores will be the introduction of an electronic catalog in FY01. Not only will this make TruckPro associates more efficient and

stores more profitable, but it can be implemented without a hardware rollout since our programmers created a way to make it work on TruckPro's existing systems.



The electronic catalog is just another example of how TruckPro and the heavy duty truck parts market look remarkably like AutoZone and the aftermarket did in 1979. There was no strong national chain with standardized, professional services to offer customers. AutoZone has spent the last 21 years changing that, and TruckPro is poised to do the same.

We are international

We currently have 13 stores in Mexico along the border, and sales have been brisk. In fact, they've exceeded our expectations. We're also finding that many of our most perfected skills are transferable to the Mexican business culture – things like superior service, great looking stores and a good inventory of parts.

Our approach is to hire and operate these stores locally. We even have a store support center in Mexico that provides the



infrastructure to support functions like hiring and training. AutoZoners in Mexico have caught on to our culture of customer satisfaction with great enthusiasm. It's common practice in our Mexico stores to see customers being greeted at the door or being helped out in the parking lot – just like the WOW! Customer Service we deliver in the United States.

We plan to continue the pace with AutoZone's Mexico development in FY01, and the next challenge will be our first store in Mexico's interior. Our target is to have around 300 stores in Mexico within five years.







U N A   L U Z   E N   E L   C A M I N O

REPORTE ANUAL PARA EL AÑO 2000

NUESTRA FILOSOFÍA

AutoZone es el resultado de un grupo de individuos, cuyo interés por proporcionar un servicio sin igual a sus clientes, es solamente superado por un deseo de continua innovación. Somos una compañía con 21 años de existencia, pero todavía conservamos la ambición de nuestros comienzos y continuamos buscando nuevas ideas, desarrollando planes y persiguiendo sueños.

Por supuesto que vendemos partes para autos pero, no menos importante, ofrecemos soluciones. Cualquier persona que ha tenido problemas con los alternadores, sabe por experiencia lo que esto significa. Continuamos adoptando nuevas maneras de ofrecer soluciones a nuestros clientes.

Por esta razón, tenemos un grupo muy especial llamado Starters Club. Algunos empleados de AutoZone, a los que llamamos AutoZoners, son elegidos anualmente para que se unan a este prestigioso club. Todos tienen algo en común. Cada uno desempeña un papel importante a la hora de iniciar un programa o proyecto para nuestra compañía. Este proyecto o iniciativa tendrá un impacto duradero en nuestra empresa, es decir, que podremos servir a nuestros clientes mucho mejor que el año anterior.

Los nuevos miembros de este año que aparecen en la foto de la portada fueron los responsables de dar una nueva visión a un problema de inventario que viene existiendo desde hace mucho tiempo.

Crearon y organizaron un programa llamado Pull Replenishment. Para más detalles sobre los adelantos que ellos han aportado a la compañía remítase a la página donde se encuentra el título "ALLDATA."

No sabemos quiénes serán los miembros del club el próximo año, pero estamos seguros de que ahora mismo están trabajando mucho para cambiar la manera que tenemos de gestionar nuestros negocios.

DESCRIPCIÓN DE LA COMPAÑÍA

AutoZone es el líder indiscutible para la venta de partes y refacciones de autos e información de las mismas.

Vendemos partes de automóviles, accesorios, productos químicos y aceite para motores a nuestros clientes DIY (clientes que hacen sus propias reparaciones) y a técnicos profesionales, a través de nuestras 2,915 tiendas repartidas en 42 estados de Estados Unidos y 13 tiendas en 4 estados de México.

También vendemos partes para camiones de carga en nuestras 49 tiendas llamadas TruckPro, localizadas en 15 estados de los Estados Unidos.

A través de ALLDATA, proporcionamos diagnósticos electrónicos e información sobre reparaciones en general. Ofrecemos a los técnicos profesionales un paquete completo de programas de informática. Nuestros clientes DIY pueden adquirir información específica sobre vehículos en un CD-ROM o dirigirse a www.alldatadiy.com.

Podemos tambien ayudar a nuestros clientes DIY en la dirección electrónica siguiente: *www.autozone.com*.

A NUESTROS ACCIONISTAS, CLIENTES Y AUTOZONERS

Aunque no celebramos el fin de siglo con tanta fanfarria como el resto del pais, sin embargo tuvimos muchas cosas que celebrar.

Lo más notable fue nuestro récord de ventas de $4.48 billones. Además, las ganancias por acción subieron a $2.00, un aumento del 23% desde el año fiscal de 1999.

Entramos en el año fiscal 2000 con grandes expectativas de cosechar los beneficios de nuestras adquisiciones más recientes y estamos muy orgullosos de anunciar que podemos realizar estos proyectos. Las tiendas Chief, una adquisición de nuestra compañía, han sido las que se pusieron a la cabeza con un constante aumento anual de ventas del 31%. Las tiendas Express de Pep Boys obtuvieron un aumento de ventas del 30% y las de Auto Palace aumentaron un 15%.

Las tiendas adquiridas no han sido las únicas áreas de la compañía que han demostrado un fuerte crecimiento de ventas. Nuestras tiendas de México, que crecieron de 6 a 13 en el año fiscal 2000, están atrayendo a una gran cantidad de clientes DIY. En efecto, las ventas en nuestras tiendas de México son mucho más altas que las que se abrieron al mismo tiempo en los Estados Unidos. El próximo año, tenemos pensado continuar con el mismo ritmo de expansión en México y nuestra primera tienda en el interior de este país está ya en trámite.

Nuestro deseo incesante de mejorar los rendimientos de la compañía en el año 2000 produjo resultados favorables de muchas maneras. Nuestras ganancias después del impuesto sobre el capital alcanzaron su punto de inflexión, ya que llegamos al 13%, comparado al 12.8% en el año fiscal de 1999. Esto marcó el final de una tendencia descendente que comenzó con la expansión de nuestro programa comercial y finalizó con la conversión de nuestras tiendas adquiridas. Nuestro objetivo es alcanzar el 14% de ganancias después del impuesto sobre el capital en el año fiscal 2001 y el 15% en el año 2002. El rendimiento de la inversión en acciones comunes (retorno de inversión) aumentó del 19% al 23% en el año fiscal 2000, lo cual indica que vamos por buen camino.

Estamos muy satisfechos con los $513 millones en efectivo que nuestras operaciones han generado, un aumento que supera los $200 millones del año anterior. Esto representa dinero líquido que podemos invertir en otras cosas. En este caso, utilizamos esa cantidad para ayudarnos a volver a comprar $608 millones en acciones, colocando el programa de re-adquisición de acciones en $1.15 billones. En esas cifras se incluyen también los próximos contratos de compras. También pensamos continuar la re-adquisición de nuestras acciones en el año fiscal del 2001.

Estamos haciendo grandes progresos en la expansión de nuestras tiendas ya que vamos a abrir 204 en los Estados Unidos, por lo que alcanzaremos un total de 2,915 al final del año 2000. Nos estamos concentrando más que nunca en encontrar la ubicación más adecuada para nuestras tiendas y estamos convencidos de que, aunque nos tome mucho tiempo, esta estrategia producirá, a largo plazo, los resultados esperados. El año que viene, nuestro objetivo es abrir 175 tiendas en Estados Unidos, por lo que continuaremos intentando situarlas en los lugares más idóneos.

En particular, la apertura de una nueva tienda en el año 2000 ha producido mucha satisfacción; esta tienda no abrió oficialmente hasta finales del año fiscal. La dirección electrónica es: *www.autozone.com* y vendió su primera parte el once de agosto del 2000. AutoZone ha tenido una página de Web durante muchos años, pero en el año



fiscal 2000 se convirtió en un lugar de comercio electrónico completamente funcional, capaz de servir a nuestros clientes de todo el país, incluso en mercados donde la presencia de AutoZone no existía. Si no la ha visitado últimamente, le invitamos a que se dé una vuelta.

Continuamos expandiendo nuestro programa comercial durante el año fiscal 2000. Terminamos el año con 1,486 tiendas, distribuyendo partes a técnicos profesionales. Nuestras ventas comerciales correspondientes a $397 millones bastaron para colocar a AutoZone en el tercer lugar en esta categoría de negocio.

En ALLDATA, las noticias son muy prometedoras. Las ventas superaron los $50 millones por primera vez y los miembros de nuestra clientela aumentaron a 32,000, cifra no superada todavía por ningún negocio de programas informáticos para diagnóstico y reparación de vehículos. Nuestro negocio se ha cimentado gracias a una dedicación constante a nuestros clientes y a un banco de datos insuperable. La renovación de las subscripciones alcanza el 90%, una indicación clara de que nuestros esfuerzos están produciendo resultados satisfactorios. ALLDATA se ha colocado entre los profesionales de automotores a la cabeza en la reparación y el diagnóstico informatizados.

TruckPro también progresó durante el año fiscal 2000. El incremento de las ventas y los márgenes de las utilidades antes de impuestos e intereses permanecieron dentro de las cifras más bajas, pero teniendo en cuenta las condiciones tan extremas y tan competitivas a las que la industria en general tuvo que enfrentarse durante el año, estos resultados positivos son un indicio claro de que estamos intentando resolver los problemas que se nos presentan. Nos esforzaremos en ser más eficientes el próximo año, creciendo nuestra participación de mercado de manera rentable para este factor de expansión.

Nos complacen las tendencias positivas que observamos en el año fiscal 2000; sin embargo, esto no es suficiente. Aunque nuestro comercio electrónico acaba de empezar, continuará evolucionando y crecerá. Acabamos de configurar la estrategia para el desarrollo internacional de la compañía. Los clientes DIY y los comerciales seguirán siendo terreno fértil para el crecimiento y las innovaciones de AutoZone.

Consideramos que nuestra compañía es como una luz en el camino. Para nuestros accionistas esto significa ayudarles a entender nuestra industria un poco mejor. Para nuestros clientes, significa ayudarles a resolver las dudas relativas al mantenimiento de sus automóviles. Para nuestros AutoZoners, significa mostrarles todas las oportunidades profesionales de que disfrutan, gracias al éxito de nuestra compañía. Todo esto forma parte de un gran proyecto que tenemos para poder continuar dentro de una industria donde algunos están simplemente intentando sobrevivir.

Con nuestros mejores deseos,

John Adams	Tim Vargo
Presidente del Consejo de Administración y Director General	Presidente y Director de Operaciones
Satisfacción al Cliente	Satisfacción al Cliente

Nota personal de John:

Puesto que el tema de este reporte anual es "Una luz en el camino" ésta es una oportunidad perfecta para escribir unas cuantas líneas y "aportar un poco de luz" sobre mi reciente decisión de renunciar al puesto de Director General y continuar como Presidente del Consejo de Administración.

Estoy sumamente orgulloso de todo lo que AutoZone ha logrado durante mi período administrativo. Aumentamos la parte comercial de nuestra empresa, empezamos a vender partes para camiones, abrimos un nuevo camino en tecnología, servimos de líderes en la consolidación de la industria y llevamos a AutoZone más allá de la frontera de nuestro país.

Estoy realmente satisfecho del lugar que ha llegado a ocupar nuestra compañía, lo que me ayudará a dedicar más tiempo a mi familia y a mi profesión.

Quiero agradecer a todos los AutoZoners por su extraordinaria labor que nos ha permitido poner una gran distancia entre nosotros y nuestros competidores.

Como Presidente del Consejo de Administración trabajaré de cerca con sus miembros y con nuestro próximo Director General para llevar a AutoZone a un nivel más alto. Espero poder celebrar con todos ustedes muchos éxitos en el futuro.

¿La gente no repara ya sus automóviles?

EL AÑO PASADO AYUDAMOS A NUESTROS CLIENTES CON MÁS DE DOSCIENTOS CINCUENTA MILLONES DE TRABAJOS DIY

Es verdad, abrimos nuestras cajas registradoras más de doscientos cincuenta millones de veces en el año fiscal 2000. Eso es más de un cuarto de billón de trabajos DIY en América, en un año y solamente en AutoZone.

Durante años, la gente ha pronosticado el cese de la industria automotora de partes y refacciones. Efectivamente, en 1908 la revista Scientific American escribió: "…los avances rápidos que se han producido en la fabricación de automóviles en los últimos años han causado situaciones inesperadas e imprevistas y una de las más sorprendentes…es la falta de personal capacitado para el manejo y el mantenimiento de automóviles de alta capacidad."

Noventa y dos años después, la gente todavía confunde el negocio de partes y refacciones con el negocio de caballos y carruajes.



Sin embargo, nosotros tenemos un concepto más alto de los clientes DIY que el de los críticos de la industria. Sabemos que nuestros clientes son ingeniosos y han tratado de explicarse las cosas desde que el primer motor de combustión echó a andar en Main Street. Por eso, estamos orgullosos de anunciar que el año pasado los ayudamos por la cantidad de $4.5 billones. Lo que todavía nos satisface más son las cosas que hemos hecho y que seguiremos haciendo para mantener la reparación de automóviles en manos de sus propietarios. No es un secreto que todos los años se da un avance tecnológico en la industria automovilística, pero no confundamos la tecnología automotora con la tecnología espacial. Hemos estado ofreciendo soluciones sencillas a obstáculos aparentemente complejos que presenta DIY y hasta la fecha nada nos ha detenido. Pongamos el ejemplo de la luz que se encuentra en el tablero para avisarnos que hay que revisar el motor. Los opositores del



mercado de partes y refacciones pensaron que la introducción del chip sabelotodo de las computadoras terminaría con la mecánica tradicional. En vez de resignarnos a esto, contra-atacamos ofreciendo un código de llave que convierte el extra-ordinario conjunto de códigos del chip que es específico para cada modelo y marca de automóviles,

en un diagnóstico de las partes del vehículo que no están funcionando bien. Cuando apareció la siguiente generación de computadoras, ofrecimos un scanner electrónico que tenía el mismo papel que el código de llave y sacaba el diagnóstico directamente del automóvil.

Este nuevo indicador que se encuentra en el tablero marcó un nivel de especificidad sin precedente en las reparaciones que realizan nuestros clientes DIY lo que nos ha permitido que nuestra compañía funcione en la actualidad. Pero esto es solamente la punta del iceberg. La verdad es que, incluso después de una serie continua de avances tecnológicos, los automóviles siguen funcionando con las partes básicas de siempre. Cosas como baterías, alternadores, marchas, bombas de agua, frenos, cinturones y mangueras ha habido siempre y siempre las hemos vendido. Si sabe cambiar el alternador de un Mustang 1978 sabrá también cambiar el alternador de un Mustang 1998. El trabajo es el mismo aunque el año sea diferente.

Las herramientas han sido y son una parte esencial en la reparación de automóviles, sin embargo, algunos trabajos requieren más que un juego de llaves y una llave inglesa. Por ejemplo, un cliente puede necesitar una herramienta para quitar la parte final de la biela, pero si no tiene suficiente dinero quizá no quiera gastar en herramientas que sólo va a usar una vez en su vida. Por eso, le ofrecemos el programa denominado Loan-a-Tool que permite alquilar temporalmente herramientas poco usadas a las personas que las necesitan. Contamos con cerca de 75 herramientas y algunas de éstas cuestan hasta $100.00. Esto ayuda a nuestros clientes a hacer el trabajo y a nosotros a realizar nuestras transacciones comerciales.

En el año fiscal 2000, llevamos las reparaciones de DIY al próximo nivel. Transformamos AutoZone.com en una especie de plataforma de lanzamiento para casi todo lo que hay que saber sobre la reparación de automóviles. AutoZone.com puede ayudar a diagnosticar y solucionar los problemas de los clientes DIY, a encontrar las partes necesarias en nuestro catálogo electrónico, a pedir las partes de entrega a domicilio, a localizar la tienda de AutoZone más cercana donde se pueden comprar las partes personalmente e incluso a proporcionar ideas sobre la reparación e instalación de partes y todo esto electrónicamente. Es el equivalente cibernético del programa Loan-a-Tool. Para completar la información que ofrecemos en nuestras tiendas – manuales de reparación, discos compactos de Mecánica Popular – estamos recopilando toda la información de que disponemos y, por supuesto, la que se encuentra en los "cerebros" de nuestros expertos AutoZoners. Así, podemos crear la fuente de datos más completa e innovadora para los mecánicos de DIY. Es decir que, usamos la información ya existente para encontrar otras formas de ventas. ¿Cómo lo hacemos? Al realizar los clientes DIY su trabajo en casa, aprenden más. El conocimiento da confianza y ésta ayuda a que la gente intente hacer cosas nuevas.

Lo dicho anteriormente es otro ejemplo de cómo hemos solucionado el problema del "carruaje sin caballos", o sea, del automóvil.

¿Gana el que tenga almacenadas más partes?

SERVIMOS MEJOR A NUESTROS CLIENTES SI ALMACENAMOS SÓLO LAS PARTES QUE ELLOS VAN A COMPRAR

Nos encanta escuchar cómo nuestros competidores se jactan de contar con el inventario más grande de partes dentro del negocio de venta de partes de automóviles. Aparentemente, están más interesados en acumular partes que en venderlas.

Si eso es bueno para ellos está bien, pero nosotros tenemos un enfoque diferente. Creemos que servimos mejor a nuestros clientes y a nuestros inversionistas si almacenamos solamente las partes que la gente quiere comprar. Siempre hemos dicho que damos a nuestros clientes exactamente lo que necesitan, ni más ni menos que eso.

Esta política es la que actualmente seguimos también con el grupo que está a cargo del inventario. En el año fiscal 2000, después de dos años de desarrollo y pruebas, implementamos el sistema llamado Pull Replenishment, un sistema que consiste en el reabastecimiento de la mercancía necesaria.

Muchos sistemas tratan todas las categorías de productos de la misma manera. Sin embargo, como nuestros productos son muy diferentes a la hora de comprar patrones de consumo, algunos de los cuales se venden más rápido que otros, una categoría específica viene a reponer las existencias.

El primer paso de este sistema consiste en quitar de los estantes los productos que no son necesarios en ese momento. De ahí en adelante, el sistema mantiene en existencia sólo el número suficiente de partes para que el cliente las adquiera cuando las necesite. El resultado de esto es un sistema de reabastecimiento que no sólo refina el inventario como ninguno antes lo había hecho, sino que tiene mucho que ver con que alcancemos el punto de inflexión en el



rendimiento del capital.

En el año fiscal 2000, nuestro inventario por tienda se redujo en un 9% mientras que las ventas se incrementaron en un 9%.

Usted leyó bien. Hubo una disminución en el inventario y un incremento en las ventas. A pesar de que abrimos más de 200 tiendas, los inventarios de toda la cadena dieron una cantidad

casi $20 millones menor a la del año fiscal 1999. Gracias a toda la planificación y pruebas realizadas, pudimos lograr esto sin sacrificar la calidad de servicio a nuestros clientes, es decir, nuestros clientes no se fueron desilusionados porque no tuviéramos en existencia lo que necesitaban.

Tal vez, la mejor noticia es que este sistema de reabastecimiento se implementó en todas las tiendas de la cadena en el tercer cuatrimestre del año fiscal 2000. Esperamos que este impacto positivo en el rendimiento del capital continúe en el año fiscal 2001.

Sin embargo, colocar los productos necesarios en los estantes no es lo único que hemos hecho. Flexograms (diagramas que permiten exhibir los productos con más flexibilidad que antes según las necesidades de cada tienda) son también un punto clave para encontrar lo que el cliente necesita, parte por parte.

Mientras que el sistema de reabastecimiento fija el número de filtros de aire que una tienda tiene en existencia, el sistema de Flexograms determina si la tienda necesita comprar filtros de aire para cierto tipo de vehículos. Al unir nuestros propios estudios de investigación con la información sobre el groso de vehículos de cada tienda, Flexograms eliminan, tienda por tienda, ciertos productos que de otra forma estarían sólo llenándose de polvo. Los clientes pueden adquirir muchas de las partes poco usadas en la tienda más cercana o a través de nuestro programa de entregas de la noche a la mañana.

Por lo tanto, ¿gana el que tiene más partes almacenadas? Nosotros pensamos que la pregunta más importante a contestar es: ¿está usted dando a sus clientes lo que necesitan? Indudablemente que los costos de un inventario excesivo van a afectar los precios al menudeo y el rendimiento del capital, por lo que nosotros preferimos proporcionar al cliente las partes que necesita al precio justo. De esta forma, todo el mundo gana.

¿Es AutoZone una cadena más de tiendas de partes para automóviles?

ALLDATA

ALLDATA es el líder mundial en el diagnóstico y reparación de programas de informática. La base de datos de ALLDATA comprende 50 discos compactos que contienen una gran información, entre la que se encuentran gráficas y especificaciones para vehículos que exceden los criterios del equipo original. Ofrece tres veces más discos compactos que su competidor más fuerte. Sus clientes que han aumentado de 14,000 en el momento de su adquisición en 1996 a 32,000 en la actualidad, cuentan con el mayor apoyo en el mundo de la informática.



Para mantener su crecimiento, ALLDATA ha buscado maneras de reforzar todo el contenido.

En el año fiscal 2000, anunciamos planes para proporcionar información a cinco de los proveedores que usan programas informatizados para la dirección de negocios. A través de estos acuerdos, los técnicos pueden automáticamente y en cuestión de segundos meter los números de las partes proporcionadas por ALLDATA, precios y horas de trabajo directamente en sus hojas de reparaciones también informatizadas. De la misma manera, empezamos a ofrecer contenido a InfoMove, la primera compañía en proveer el Internet a automóviles que usan computadoras personales sin cables. Customer Link, una base de datos que permite a los proveedores de servicios mandar electrónicamente a sus usuarios avisos y alertas sobre el mantenimiento de sus vehículos, utiliza ahora el servicio para automóviles y los horarios de mantenimiento.

Estos son solamente algunos ejemplos de alianzas que demuestran que ALLDATA es el lazo fundamental entre la tecnología y la industria de servicios de automotores.

TRUCKPRO

En el año fiscal 2000, TruckPro se mudó a su nuevo y moderno centro de distribución de Memphis, un centro capaz de almacenar y enviar casi tres veces más productos poco usados que el antiguo centro de distribución, ya obsoleto lo que ha resultado en una menor



dependencia de envíos costosos y poco fiables a las tiendas por parte de los distribuidores y en un mayor número de pedidos enviados a la central. El mejoramiento del almacén ha ayudado a aumentar de manera significativa el porcentaje de veces que el pedido de una parte se hace favorablemente. En otras palabras, ha aumentado de manera considerable la cantidad de veces que podemos decir "sí" a nuestros clientes.

El próximo gran proyecto de las tiendas de TruckPro será la presentación de un catálogo electrónico en el año fiscal 2001. Gracias a esta innovación, los asociados de TruckPro serán más eficientes y las tiendas más rentables. El plan se podrá llevar a cabo sin necesidad de utilizar diferentes programas, puesto que los programadores lo hicieron de manera que pudiera funcionar con los sistemas utilizados por TruckPro.

El catálogo electrónico es un ejemplo más de cómo TruckPro y el mercado de partes para camiones de carga pesada se parece muchísimo a AutoZone y lo que el mercado de partes y refacciones hizo en 1979. Antes no existía ninguna cadena nacional lo bastante fuerte para brindar servicios de calidad estándar a sus clientes. AutoZone ha pasado los últimos 21 años cambiando esto y TruckPro está preparado para hacer lo mismo.

MEXICO

En la actualidad tenemos 13 tiendas en México, que se encuentran a lo largo de la frontera con los Estados Unidos y que cuentan con un volumen de ventas muy activo, es más, han sobrepasado nuestras expectativas. Nos estamos dando cuenta de que muchas de nuestras mejores aptitudes profesionales pueden ser asimiladas por la cultura mexicana, cosas como un servicio inmejorable, tiendas muy bonitas y un buen inventario de partes.

Nuestro propósito es contratar y operar esas tiendas a nivel local. Tenemos un centro de apoyo en México que proporciona la infraestructura necesaria para gestiones de contratación y entrenamiento. Los AutoZoners de México han acogido nuestro lema de satisfacción al cliente con mucho entusiasmo. Es muy frecuente en las tiendas de México saludar a los clientes en la puerta o ayudarlos en los estacionamientos, justamente el mismo tipo de servicio que ofrecemos en los Estados Unidos y que conocemos como WOW! Customer Service.

Pensamos mantener el ritmo de las tiendas de AutoZone en México en el año fiscal 2001 y el próximo reto será nuestra primera tienda en el interior del país. Nos proponemos tener alrededor de 300 tiendas en México en los próximos cinco años.

Ten-Year Review

(in thousands, except per share data and selected operating data)

		5–Year Compound Growth	10–Year Compound Growth	2000	1999
Income Statement Data	Net sales	20%	21%	$ 4,482,696	$4,116,392
	Cost of sales, including warehouse and delivery expenses			2,602,386	2,384,970
	Operating, selling, general and administrative expenses			1,368,290	1,298,327
	Operating profit	18%	26%	512,020	433,095
	Interest income (expense) – net			(76,830)	(45,312)
	Income before income taxes	14%	27%	435,190	387,783
	Income taxes			167,600	143,000
	Net income	14%	28%	$ 267,590	$ 244,783
	Diluted earnings per share	17%	27%	$2.00	$1.63
	Adjusted weighted average shares for diluted earnings per share			133,869	150,257
Balance Sheet Data	Current assets			$ 1,186,780	$1,225,084
	Working capital			152,236	224,530
	Total assets			3,333,218	3,284,767
	Current liabilities			1,034,544	1,000,554
	Debt			1,249,937	888,340
	Stockholders' equity			992,179	1,323,801
Selected Operating Data	Number of domestic auto parts stores at beginning of year			2,711	2,657
	New stores			208	245
	Replacement stores			30	59
	Closed stores			4	191
	Net new stores			204	54
	Number of domestic auto parts stores at end of year			2,915	2,711
	Total domestic auto parts store square footage (000's)			18,719	17,405
	Percentage increase in domestic auto parts store square footage			8%	5%
	Percentage increase in domestic auto parts comparable store net sales [1]			5%	5%
	Average net sales per domestic auto parts store (000's)			$1,517	$1,465
	Average net sales per domestic auto parts store square foot			$236	$232
	Total employment			43,164	40,483
	Gross profit – percentage of sales			41.9%	42.1%
	Operating profit – percentage of sales			11.4%	10.5%
	Net income – percentage of sales			6.0%	5.9%
	Debt-to-capital – percentage			55.7%	40.2%
	Inventory turnover			2.32x	2.28x
	Return on average equity			23%	19%

* 53 weeks. Comparable store sales, average net sales per store and average net sales per store square foot
for fiscal year 1996 and 1991 have been adjusted to exclude net sales for the 53rd week.

[1] Comparable same store sales for fiscal years 1994 through 2000 are based on increase in sales for domestic auto parts stores open at
least one year. All other periods are increases in sales for stores open since the beginning of the preceding fiscal year.

Fiscal Year Ended August

1998	1997	1996*	1995	1994	1993	1992	1991*	1990
$3,242,922	$2,691,440	$2,242,633	$1,808,131	$1,508,029	$1,216,793	$1,002,327	$ 817,962	$ 671,725
1,889,847	1,559,296	1,307,638	1,057,033	886,068	731,971	602,956	491,261	416,846
970,768	810,793	666,061	523,440	431,219	344,060	295,701	247,355	205,609
382,307	321,351	268,934	227,658	190,742	140,762	103,670	79,346	49,270
(18,204)	(8,843)	(1,969)	623	2,244	2,473	818	(7,295)	(10,936)
364,103	312,508	266,965	228,281	192,986	143,235	104,488	72,051	38,334
136,200	117,500	99,800	89,500	76,600	56,300	41,200	27,900	14,840
$ 227,903	$ 195,008	$ 167,165	$ 138,781	$ 116,386	$ 86,935	$ 63,288	$ 44,151	$ 23,494
$1.48	$1.28	$1.11	$0.93	$0.78	$0.59	$0.43	$0.33	$0.19
154,070	152,535	151,238	149,302	148,726	147,608	145,940	134,656	121,212
$1,117,090	$ 778,802	$ 613,097	$ 447,822	$ 424,402	$ 378,467	$ 279,350	$ 233,439	$ 191,736
257,261	186,350	219	30,273	85,373	92,331	72,270	55,807	26,803
2,748,113	1,884,017	1,498,397	1,111,778	882,102	696,547	501,048	397,776	327,368
859,829	592,452	612,878	417,549	339,029	286,136	207,080	177,632	164,933
545,067	198,400	94,400	13,503	4,252	4,458	7,057	7,246	74,851
1,302,057	1,075,208	865,582	684,710	528,377	396,613	278,120	204,628	80,356
1,728	1,423	1,143	933	783	678	598	538	504
952	308	280	210	151	107	82	60	38
12	17	31	29	20	20	14	4	7
23	3	0	0	1	2	2	0	4
929	305	280	210	150	105	80	60	34
2,657	1,728	1,423	1,143	933	783	678	598	538
16,499	11,611	9,437	7,480	5,949	4,839	4,043	3,458	3,031
42%	23%	26%	26%	23%	20%	17%	14%	10%
3%	9%	7%	7%	10%	9%	15%	12%	13%
$1,568	$1,691	$1,702	$1,742	$1,758	$1,666	$1,570	$1,408	$1,289
$238	$253	$258	$269	$280	$274	$267	$246	$232
38,526	28,700	26,800	20,200	17,400	15,700	13,200	11,700	9,300
41.7%	42.0%	41.7%	41.5%	41.2%	39.8%	39.8%	39.9%	37.9%
11.8%	11.9%	12.0%	12.6%	12.6%	11.5%	10.3%	9.7%	7.3%
7.0%	7.2%	7.5%	7.7%	7.7%	7.1%	6.3%	5.4%	3.5%
29.5%	15.6%	9.8%	1.9%	0.8%	1.1%	2.5%	3.4%	48.2%
2.26x	2.46x	2.73x	2.90x	2.98x	3.19x	2.99x	2.57x	2.44x
19%	20%	22%	23%	25%	26%	26%	31%	35%



Quarterly Summary

(Unaudited)

	Twelve Weeks Ended			Sixteen Weeks Ended
	(in thousands, except per share data)			
	November 20, 1999	February 12, 2000	May 6, 2000	August 26, 2000
Net sales	$1,006,472	$ 924,164	$1,059,415	$1,492,645
Increase in comparable store sales	7%	4%	6%	3%
Gross profit	$ 421,516	$ 388,427	$ 449,918	$ 620,449
Operating profit	105,748	80,013	126,684	199,575
Income before income taxes	91,144	63,561	109,265	171,220
Net income	56,044	39,061	67,265	105,220
Basic earnings per share	0.40	0.28	0.50	0.85
Diluted earnings per share	0.40	0.28	0.50	0.84
Stock price range:				
High	$29.81	$32.31	$29.75	$29.00
Low	$23.69	$23.25	$21.13	$21.75
	November 21, 1998	February 13, 1999	May 8, 1999	August 28, 1999
Net sales	$ 900,949	$ 852,538	$ 970,236	$1,392,669
Increase in comparable store sales	3%	9%	6%	5%
Gross profit	$ 376,482	$ 353,493	$ 408,933	$ 592,514
Operating profit	89,815	67,273	104,312	171,695
Income before income taxes	81,300	57,039	93,135	156,309
Net income	51,300	36,039	58,735	98,709
Basic earnings per share	0.34	0.24	0.39	0.67
Diluted earnings per share	0.34	0.24	0.39	0.67
Stock price range:				
High	$29.50	$35.00	$37.06	$33.31
Low	$21.50	$29.69	$28.38	$23.13

Financial Review

The following table sets forth income statement data of the Company expressed as a percentage of net sales for the periods indicated:

	Fiscal Year Ended		
	August 26, 2000	August 28, 1999	August 29, 1998
Net sales	100.0%	100.0%	100.0%
Cost of sales, including warehouse and delivery expenses	58.1	57.9	58.3
Gross profit	41.9	42.1	41.7
Operating, selling, general and administrative expenses	30.5	31.6	29.9
Operating profit	11.4	10.5	11.8
Interest expense – net	1.7	1.1	0.6
Income taxes	3.7	3.5	4.2
Net income	6.0%	5.9%	7.0%

Results of Operations

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following Financial Review should be read in conjunction with the consolidated financial statements presented in this annual report.

Fiscal 2000 Compared to Fiscal 1999

Net sales for fiscal 2000 increased by $366.3 million or 8.9% over net sales for fiscal 1999. Same store sales, or sales for domestic auto parts stores opened at least one year, increased 5%. As of August 26, 2000, the Company had 2,915 domestic auto parts stores in operation compared with 2,711 at August 28, 1999.

Gross profit for fiscal 2000 was $1.88 billion, or 41.9% of net sales, compared with $1.73 billion, or 42.1% of net sales for fiscal 1999. The decrease in gross profit percentage was primarily due to an increase in warranty expense.

Operating, selling, general and administrative expenses for fiscal 2000 increased by $70.0 million over such expenses for fiscal 1999 and decreased as a percentage of net sales from 31.6% to 30.5%. The decrease in the expense ratio was primarily due to leverage of payroll and occupancy costs in acquired stores coupled with the absence of acquisition related remodeling and remerchandising activities in fiscal 2000.

Net interest expense for fiscal 2000 was $76.8 million compared with $45.3 million for fiscal 1999. The increase in interest expense is due to higher levels of borrowings as a result of stock repurchases and higher interest rates.

AutoZone's effective income tax rate was 38.5% of pre-tax income for fiscal 2000 and 36.9% for fiscal 1999. The fiscal 1999 effective tax rate reflects the utilization of acquired company net operating loss carryforwards.

Fiscal 1999 Compared to Fiscal 1998

Net sales for fiscal 1999 increased by $873.5 million or 26.9% over net sales for fiscal 1998. Same store sales, or sales for domestic auto parts stores opened at least one year, increased 5%. Our new stores, including acquired stores, contributed $640.9 million to the increase in net sales for the fiscal year. As of August 28, 1999, the Company had 2,711 domestic auto parts stores in operation compared with 2,657 at August 29, 1998.

Gross profit for fiscal 1999 was $1.73 billion, or 42.1% of net sales, compared with $1.35 billion, or 41.7% of net sales for fiscal 1998. The increase in gross profit percentage was due primarily to lower battery and commodity gross margins in the prior year offset by acquisition integration distribution costs.

Operating, selling, general and administrative expenses for fiscal 1999 increased by $327.6 million over such expenses for fiscal 1998 and increased as a percentage of net sales from 29.9% to 31.6%. The increase in the expense ratio was primarily due to higher payroll and occupancy costs principally in recently acquired stores, and approximately $25 million in remodeling and remerchandising activities in acquired stores.

Net interest expense for fiscal 1999 was $45.3 million compared with $18.2 million for fiscal 1998. The increase in interest expense was primarily due to higher levels of borrowings as a result of acquisitions and stock repurchases.

AutoZone's effective income tax rate was 36.9% of pre-tax income for fiscal 1999 and 37.4% for fiscal 1998. The decline in the effective tax rate is due to the utilization of acquired company net operating loss carryforwards.

Financial Market Risk

Financial market risks relating to the Company's operations result primarily from changes in interest rates. The Company enters into interest rate swaps to minimize the risk associated with its financing activities. The swap agreements are contracts to exchange fixed or variable rates for floating interest rate payments periodically over the life of the instruments.

Liquidity and Capital Resources

The Company's primary capital requirements have been the funding of its continued new store expansion program, inventory requirements and, more recently, stock repurchases. The Company has opened or acquired 1,772 net new domestic auto parts stores from the beginning of fiscal 1996 to August 26, 2000. Cash flow generated from store operations provides the Company with a significant source of liquidity. Net cash provided by operating activities was $513.0 million in fiscal 2000, $311.7 million in fiscal 1999, and $383.0 million in fiscal 1998.

The Company invested $249.7 million in capital assets in fiscal 2000. In fiscal 1999, the Company invested $428.3 million in capital assets including approximately $108 million for real estate and real estate leases purchased from Pep Boys. In fiscal 1998, the Company invested $337.2 million in capital assets and had a net cash outlay of $365.5 million for acquisitions including the retirement of the acquired companies' debt. Acquisitions included Chief Auto Parts, with stores primarily in California, Auto Palace, with stores primarily in the Northeast, and a truck parts chain, TruckPro. In fiscal 2000, the Company opened 208 new auto parts stores in the U.S. and 7 in Mexico, replaced 30 U.S. stores and closed 4 U.S. stores. In addition, the Company opened 3 new TruckPro stores and relocated 5 stores. Construction commitments totaled approximately $44 million at August 26, 2000.

The Company's new store development program requires significant working capital, predominantly for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by expansion. The Company believes that it will be able to continue financing much of its inventory growth through favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in obtaining such terms.

In November 1998, the Company sold $150 million of 6% Notes due November 2003, at a discount. Interest on the Notes is payable semi-annually on May 1 and November 1 each year. In July 1998, the Company sold $200 million of 6.5% Debentures due July 2008, at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year. The Debentures may be redeemed at any time at the option of the Company in whole or in part. Proceeds from the Notes and Debentures were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes. In July 2000, the Company purchased $10 million of its 6.5% Debentures, due July 2008, resulting in a $1.9 million gain.

The Company has a commercial paper program that allows borrowing up to $1.3 billion. In connection with the program, the Company has a 5-year credit facility with a group of banks for up to $650 million that expires in May 2005, and a 364-day $650 million credit facility with another group of banks. The 364-day facility includes a renewal feature as well as an option to extinguish the then-outstanding debt one year from the maturity date. Borrowings under the commercial paper program reduce availability under the credit facilities. Commercial paper borrowings at August 26, 2000, are classified as long-term debt as the Company has the ability and intention to refinance them on a long-term basis. The Company has agreed to observe certain covenants under the terms of its credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage.

Subsequent to the end of the fiscal year, the Company entered into financing arrangements totaling $150 million with maturity dates ranging from November 2000 to March 2001 and interest rates ranging from 6.94% to 7.44%.

As of August 26, 2000, the Board of Directors had authorized the Company to repurchase $1.25 billion of common stock in the open market. From January 1998 to August 26, 2000, the Company had repurchased approximately $870.9 million of common stock. The impact of the stock repurchase program in fiscal 2000 was an increase in earnings per share of $.07. Subsequent to year-end, the Company repurchased 4.5 million shares in settlement of certain equity instrument contracts at an average cost of $26.54 per share.

The Company anticipates that it will rely primarily on internally generated funds to support a majority of its capital expenditures, working capital requirements and stock repurchases. The balance will be funded through borrowings. The Company anticipates that it will be able to obtain such financing in view of its credit rating and favorable experiences in the debt market in the past. In addition to the available credit lines mentioned above, the Company may sell up to $50 million of debt or equity securities under shelf registration statements filed with the Securities and Exchange Commission.

Inflation

The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in mitigating the effects of merchandise cost increases principally through economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

Seasonality and Quarterly Periods

The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have been about 15% to 25% higher than in the slowest months of December through February. The Company's business is also affected by weather conditions. Extremely hot or extremely cold weather tends to enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts' failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather.

Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks. Because the fourth quarter contains the seasonally high sales volume and consists of sixteen weeks, compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 2000 represented 33.3% of annual net sales and 39.3% of net income; the fourth quarter of fiscal 1999 represented 33.8% of annual net sales and 40.3% of net income.

Forward-Looking Statements

Certain statements contained in the Financial Review and elsewhere in this annual report are forward-looking statements. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, business strategies and future performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including without limitation, competition, product demand, domestic and international economies, the ability to hire and retain qualified employees, consumer debt levels, inflation and the weather. Actual results may materially differ from anticipated results. For more information, please see the Risk Factors section of the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

Consolidated Statements of Income

	Year Ended (52 Weeks)		
	August 26, 2000	August 28, 1999	August 29, 1998
	(in thousands, except per share data)		
Net sales	$4,482,696	$4,116,392	$3,242,922
Cost of sales, including warehouse and delivery expenses	2,602,386	2,384,970	1,889,847
Operating, selling, general and administrative expenses	1,368,290	1,298,327	970,768
Operating profit	512,020	433,095	382,307
Interest expense – net	76,830	45,312	18,204
Income before income taxes	435,190	387,783	364,103
Income taxes	167,600	143,000	136,200
Net income	$ 267,590	$ 244,783	$ 227,903
Weighted average shares for basic earnings per share	132,945	149,014	152,160
Effect of dilutive stock equivalents	924	1,243	1,910
Adjusted weighted average shares for diluted earnings per share	133,869	150,257	154,070
Basic earnings per share	$ 2.01	$ 1.64	$ 1.50
Diluted earnings per share	$ 2.00	$ 1.63	$ 1.48

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	August 26, 2000	August 28, 1999
	(in thousands, except per share data)	

Assets

Current assets:		
Cash and cash equivalents	$ 6,969	$ 5,918
Accounts receivable	21,407	25,917
Merchandise inventories	1,108,978	1,129,693
Prepaid expenses	30,214	33,468
Deferred income taxes	19,212	30,088
Total current assets	1,186,780	1,225,084
Property and equipment:		
Land	458,217	390,920
Buildings and improvements	1,149,900	1,003,308
Equipment	484,967	438,855
Leasehold improvements and interests	117,452	102,646
Construction in progress	109,840	153,323
	2,320,376	2,089,052
Less accumulated depreciation and amortization	561,936	450,566
	1,758,440	1,638,486
Other assets:		
Cost in excess of net assets acquired, net of accumulated amortization of $24,192 in 2000, and $15,375 in 1999	324,494	337,261
Deferred income taxes	52,182	76,412
Other assets	11,322	7,524
	387,998	421,197
	$3,333,218	$3,284,767

Liabilities and Stockholders' Equity

Current liabilities:		
Accounts payable	$ 788,825	$ 757,447
Accrued expenses	227,682	230,036
Income taxes payable	18,037	13,071
Total current liabilities	1,034,544	1,000,554
Long-term debt	1,249,937	888,340
Other liabilities	56,558	72,072
Commitments and contingencies (See notes H and I)		
Stockholders' equity:		
Preferred stock, authorized 1,000 shares; no shares issued		
Common stock, par value $.01 per share, authorized 200,000 shares; 154,328 shares issued and 121,510 shares outstanding in 2000 and 153,963 shares issued and 144,353 shares outstanding in 1999	1,543	1,540
Additional paid-in-capital	301,901	289,084
Notes receivable from officers	(4,463)	
Retained earnings	1,564,118	1,296,528
Accumulated other comprehensive loss	(5)	(3)
Treasury stock, at cost	(870,915)	(263,348)
Total stockholders' equity	992,179	1,323,801
	$3,333,218	$3,284,767

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Year Ended (52 Weeks)		
	August 26, 2000	August 28, 1999	August 29, 1998
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 267,590	$ 244,783	$ 227,903
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	117,932	122,221	95,464
Amortization of intangible and other assets	8,868	6,310	1,135
Deferred income tax expense	39,338	42,929	20,241
Income tax benefit realized from exercise of options	4,050	4,300	16,200
Net change in accounts receivable and prepaid expenses	7,764	20,399	(15,260)
Net change in merchandise inventories	20,715	(201,553)	(47,285)
Net increase in accounts payable and accrued expenses	61,382	70,304	127,683
Net change in income taxes payable and receivable	4,966	13,367	(22,230)
Net change in other assets and liabilities	(19,645)	(11,392)	(20,813)
Net cash provided by operating activities	512,960	311,668	383,038
Cash flows from investing activities:			
Acquisitions			(100,031)
Capital expenditures and real estate purchased from Pep Boys	(249,657)	(428,315)	(337,202)
Disposal of capital assets	11,771		
Notes receivable from officers	(4,463)		
Net cash used in investing activities	(242,349)	(428,315)	(437,233)
Cash flows from financing activities:			
Repayment of acquired companies' debt			(265,429)
Increase in commercial paper	234,300	228,000	305,000
Proceeds from debentures/notes		148,913	197,751
Net increase (decrease) in unsecured bank loans	120,000	(34,050)	(164,350)
Net proceeds from sale of common stock	5,455	7,266	11,492
Purchase of treasury stock	(639,925)	(234,602)	(28,746)
Other	10,610	407	173
Net cash provided by (used in) financing activities	(269,560)	115,934	55,891
Net increase (decrease) in cash and cash equivalents	1,051	(713)	1,696
Cash and cash equivalents at beginning of year	5,918	6,631	4,668
Cash provided by acquisitions			267
Cash and cash equivalents at end of year	$ 6,969	$ 5,918	$ 6,631
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 74,745	$ 41,533	$ 17,042
Income taxes paid	$ 123,036	$ 93,073	$ 122,529

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Notes Receivable	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
				(in thousands)			
Balance at August 30, 1997	$ 1,513	$ 249,853	$	$ 823,842	$	$	$1,075,208
Net income				227,903			227,903
Comprehensive income							227,903
Purchase of 953 shares of treasury stock						(28,746)	(28,746)
Sale of 1,726 shares of common stock under stock option and stock purchase plans	17	11,475					11,492
Tax benefit of exercise of stock options		16,200					16,200
Balance at August 29, 1998	1,530	277,528		1,051,745		(28,746)	1,302,057
Net income				244,783			244,783
Foreign currency translation adjustment					(3)		(3)
Comprehensive income							244,780
Purchase of 8,657 shares of treasury stock						(234,602)	(234,602)
Sale of 924 shares of common stock under stock option and stock purchase plans	10	7,256					7,266
Tax benefit of exercise of stock options		4,300					4,300
Balance at August 28, 1999	1,540	289,084		1,296,528	(3)	(263,348)	1,323,801
Net income				267,590			267,590
Foreign currency translation adjustment					(2)		(2)
Comprehensive income							267,588
Issuance of Notes Receivable from officers			(4,463)				(4,463)
Purchase of 23,208 shares of treasury stock		3,315				(607,567)	(604,252)
Sale of 361 shares of common stock under stock option and stock purchase plans	3	5,452					5,455
Tax benefit of exercise of stock options		4,050					4,050
Balance at August 26, 2000	$ 1,543	$ 301,901	$ (4,463)	$1,564,118	$ (5)	$ (870,915)	$ 992,179

See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: The Company is principally a specialty retailer of automotive parts and accessories. At the end of fiscal 2000, the Company operated 2,915 domestic auto parts stores in 42 states and 13 auto parts stores in Mexico. In addition, the Company sells heavy duty truck parts and accessories through its 49 TruckPro stores in 15 states, automotive diagnostic and repair software through ALLDATA and diagnostic and repair information through alldatadiy.com.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method.

Property and Equipment: Property and equipment is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Leasehold interests and improvements are amortized over the terms of the leases.

Intangible Assets: The cost in excess of fair value of net assets of businesses acquired is recorded as goodwill and is amortized on a straight-line basis over 40 years. The Company continually evaluates the carrying value of goodwill. Any impairments would be recognized when the expected future undiscounted operating cash flows derived from such goodwill is less than its carrying value.

Preopening Expenses: Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense, net of vendor rebates, was approximately $14,445,000 in fiscal 2000, $21,857,000 in fiscal 1999 and $30,109,000 in fiscal 1998.

Warranty Costs: The Company provides the consumer with a warranty on certain products. Estimated warranty obligations are provided at the time of sale of the product.

Financial Instruments: The Company has certain financial instruments which include cash, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. The Company uses derivative financial instruments for purposes other than trading to minimize the risk associated with financing activities. Settlements of interest rate swaps are accounted for by recording the net interest received or paid as an adjustment to interest expense. Gains or losses resulting from market movements are not recognized. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Hedges of anticipated transactions are deferred and recognized when the hedged transaction occurs. Gains or losses resulting from equity instrument contracts are recognized through stockholders' equity when they are settled.

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Cash Equivalents: Cash equivalents consist of investments with maturities of 90 days or less at the date of purchase.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents.

Revenue Recognition: The Company recognizes sales revenue at the time the sale is made.

Impairment of Long-Lived Assets: The Company complies with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Comprehensive Income: The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." Other comprehensive income includes foreign currency translation adjustments.

Disclosures about Segments of an Enterprise and Related Information: The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Pensions and Other Postretirement Benefits: The Company reports pension and other postretirement benefits in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

Internal Use Software Costs: The Company complies with Statement of Position (SOP) 98-1, "Accounting for the Costs of Developing or Obtaining Internal Use Software." This SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal-use. SOP 98-1 did not have a material impact on the Company's results of operations or financial position.

Derivative Instruments and Hedging Activities: During 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of a derivative would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In September 1999, the FASB issued SFAS No. 137, which delayed the effective date of SFAS No. 133 to the Company's fiscal year 2001. Because of the Company's minimal historical use of derivatives, management anticipates that the adoption of SFAS No. 133 will not have a significant effect on earnings or the financial position of the Company.

Additionally, in June 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 138 amends SFAS No. 133 and must be adopted concurrently with the Company's adoption of SFAS No. 133. The Company does not believe the amendment will affect its implementation of SFAS No. 133.

Reclassifications: Certain prior year amounts have been reclassified to conform with the fiscal 2000 presentation.

Note B – Accrued Expenses

Accrued expenses consist of the following:

	August 26, 2000	August 28, 1999
	(in thousands)	
Medical and casualty insurance claims	$ 54,970	$ 48,111
Accrued compensation and related payroll taxes	49,137	41,345
Property and sales taxes	33,341	48,181
Accrued warranty	50,182	32,950
Other	40,052	59,449
	$227,682	$230,036

Note C – Income Taxes

At August 26, 2000, the Company has net operating loss carryforwards (NOLs) of approximately $41 million that expire in years 2001 through 2017. These carryforwards resulted from the Company's acquisition of ALLDATA Corporation during fiscal 1996, Chief Auto Parts, Inc. and ADAP, Inc. (which had been doing business as "Auto Palace") in fiscal 1998. The use of the NOLs is limited to future taxable earnings of these companies and is subject to annual limitations. A valuation allowance of $9,297,000 in fiscal 2000 and $10,813,000 in fiscal 1999 relates to those carryforwards.

The provision for income tax expense consists of the following:

	Year Ended		
	August 26, 2000	August 28, 1999	August 29, 1998
	(in thousands)		
Current:			
Federal	$119,259	$ 90,018	$103,810
State	9,003	10,053	12,149
	128,262	100,071	115,959
Deferred:			
Federal	35,762	38,999	19,665
State	3,576	3,930	576
	39,338	42,929	20,241
	$167,600	$143,000	$136,200

Significant components of the Company's deferred tax assets and liabilities are as follows:

	August 26, 2000	August 28, 1999
	(in thousands)	
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 20,191	$ 22,296
Insurance reserves	17,089	15,938
Warranty reserves	19,807	12,701
Accrued vacation	5,092	4,779
Closed store reserves	20,315	25,970
Inventory reserves	4,138	11,562
Legal reserves	5,298	4,263
Property and equipment		2,688
Other	6,735	22,469
	98,665	122,666
Less valuation allowance	9,297	10,813
	89,368	111,853
Deferred tax liabilities:		
Property and equipment	11,062	
Property taxes	6,912	5,353
	17,974	5,353
Net deferred tax assets	$ 71,394	$106,500

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

	August 26, 2000	August 28, 1999	August 29, 1998
	(in thousands)		
Expected tax at statutory rate	$152,317	$ 135,724	$ 127,436
State income taxes, net	8,176	9,089	8,271
Other	7,107	(1,813)	493
	$ 167,600	$ 143,000	$ 136,200

Note D – Financing Arrangements

The Company's long-term debt as of August 26, 2000, and August 28, 1999, consisted of the following (in thousands):

	August 26, 2000	August 28, 1999
6% Notes due November 2003	$ 150,000	$ 150,000
6.5% Debentures due July 2008	190,000	200,000
Commercial paper, weighted average interest rate of 6.8% at August 26, 2000 and 5.4% at August 28, 1999	767,300	533,000
Unsecured bank loans	120,000	
Other	22,637	5,340
	$1,249,937	$ 888,340

In November 1998, the Company sold $150 million of 6% Notes due November 2003, at a discount. Interest on the Notes is payable semi-annually on May 1 and November 1 each year. In July 1998, the Company sold $200 million of 6.5% Debentures due July 2008, at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year. Proceeds from the Notes and Debentures were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes. In July 2000, the Company purchased $10 million of its 6.5% Debentures due July 2008, resulting in a $1.9 million gain.

The Company has a commercial paper program that allows borrowing up to $1.3 billion. In connection with the program, the Company has a 5-year credit facility with a group of banks for up to $650 million that has been extended until May 2005, and a 364-day $650 million credit facility with another group of banks. The 364-day facility includes a renewal feature as well as an option to extinguish the then outstanding debt one year from the maturity date. Borrowings under the commercial paper program reduce availability under the credit facilities. Commercial paper borrowings at August 26, 2000, are classified as long-term debt as the Company has the ability and intention to refinance them on a long-term basis.

The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the agreement), or a competitive bid rate at the option of the Company. The Company has agreed to observe certain covenants under the terms of its credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage.

As of August 26, 2000, the Company had unsecured bank loans with maturity dates from August 2000 to September 2000 and interest rates ranging from 6.63% to 6.83%. Subsequent to the end of the fiscal year, the Company refinanced this debt with financing arrangements totaling $150 million with maturity dates ranging from November 2000 to March 2001 and interest rates ranging from 6.94% to 7.44%. The Company classifies its unsecured bank loans as long-term as it has the ability and intention to refinance them on a long-term basis.

All of the Company's long-term debt is unsecured, except for $17 million which is collateralized by property. Maturities of long-term debt are $237.3 million for fiscal 2002, $150 million for fiscal 2004 and $862.6 million thereafter.

Interest costs of $2,773,000 in fiscal 2000, $2,762,000 in fiscal 1999, and $2,280,000 in fiscal 1998 were capitalized.

The estimated fair value of the 6.5% Debentures and the 6% Notes, which are both publicly traded, was approximately $157 million and $136 million, respectively, based on the estimated market price at August 26, 2000. The estimated fair value of the 6.5% Debentures and the 6% Notes, which are both publicly traded, was approximately $184 million and $143 million, respectively, based on the estimated market price at August 28, 1999. The estimated fair values of all other long-term borrowings approximate their carrying values primarily because they are short-term or have variable interest rates.

Note E – Stock Repurchase Program

As of August 26, 2000, the Board of Directors had authorized the Company to repurchase up to $1.25 billion of common stock in the open market. In fiscal 2000, the Company repurchased 23.2 million shares of its common stock at an aggregate cost of $607.6 million. Since fiscal 1998, the Company has repurchased a total of 32.8 million shares at an aggregate cost of $870.9 million. At times, the Company utilizes equity instrument contracts to facilitate its repurchase of common stock. At August 26, 2000, the Company held equity instrument contracts that relate to the purchase of approximately 11.6 million shares of common stock at an average cost of $24.11 per share.

Subsequent to year-end, the Company repurchased 4.5 million shares in settlement of certain equity instrument contracts outstanding at August 26, 2000 at an average cost of $26.54 per share.

Note F – Employee Stock Plans

The Company has granted options to purchase common stock to certain employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options generally become exercisable in a three to seven year period, and expire after 10 years. A summary of outstanding stock options is as follows:

	Wtd. Avg. Exercise Price	Number of Shares
Outstanding August 30, 1997	$19.84	10,599,254
Granted	31.13	1,692,272
Exercised	7.39	(1,738,882)
Canceled	25.40	(795,780)
Outstanding August 29, 1998	23.56	9,756,864
Granted	29.23	2,081,125
Exercised	12.87	(596,274)
Canceled	28.43	(741,309)
Outstanding August 28, 1999	24.95	10,500,406
Granted	25.96	1,960,256
Exercised	7.13	(520,186)
Canceled	28.27	(1,172,854)
Outstanding August 26, 2000	$25.64	10,767,622

The following table summarizes information about stock options outstanding at August 26, 2000:

Range of Exercise Price	No. of Options	Options Outstanding Wtd. Avg. Exercise Price	Wtd. Avg. Contractual Life (in years)	Options Exercisable No. of Options	Wtd. Avg. Exercise Price
$ 3.40 – 23.00	2,224,455	$18.51	5.55	1,025,257	$15.39
23.06 – 25.13	2,733,099	24.76	6.44	798,484	25.05
25.25 – 27.38	2,307,773	26.13	4.83	1,419,045	25.73
27.63 – 31.38	2,181,008	28.97	7.55	216,280	28.34
31.50 – 35.13	1,321,287	33.14	7.87	61,963	34.80
$ 3.40 – 35.13	10,767,622	$25.64	6.31	3,521,029	$22.89

Options to purchase 3,521,029 shares at August 26, 2000, 2,401,296 shares at August 28, 1999, and 1,942,510 shares at August 29, 1998, were exercisable. Shares reserved for future grants were 5,056,805 at August 26, 2000, 6,176,283 at August 28, 1999 and 2,699,468 at August 29, 1998.

Pro forma information is required by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and accordingly, no compensation expense for stock options has been recognized. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model in this pro forma disclosure are not necessarily indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal 1996.

	Year Ended		
	August 26, 2000	August 28, 1999	August 29, 1998
Net Income ($000)			
As reported	$267,590	$244,783	$227,903
Pro forma	$258,374	$234,898	$221,803
Basic earnings per share			
As reported	$ 2.01	$ 1.64	$ 1.50
Pro forma	$ 1.95	$ 1.58	$ 1.46
Diluted earnings per share			
As reported	$ 2.00	$ 1.63	$ 1.48
Pro forma	$ 1.93	$ 1.57	$ 1.44

The weighted-average fair value of the stock options granted during fiscal 2000 was $11.92, during fiscal 1999 was $12.74 and during fiscal 1998 was $12.17. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2000, 1999 and 1998: expected price volatility of .34 to .37; risk-free interest rates ranging from 4.56 to 6.18 percent; and expected lives between 4.67 and 8.67 years.

The Company also has an employee stock purchase plan under which all eligible employees may purchase common stock at 85% of fair market value (determined quarterly) through regular payroll deductions. In fiscal 2000, maximum permitted annual purchases were increased from $4,000 to $15,000 per employee or 10% of compensation, whichever is less. Under the plan, 275,701 shares were sold in fiscal 2000 and 268,554 shares were sold in fiscal 1999. The Company repurchased 161,443 shares in fiscal 2000 and 210,525 shares in fiscal 1999 for sale under the plan. A total of 1,023,356 shares of common stock is reserved for future issuance under this plan.

During 1998, the Company adopted the 1998 Directors Stock Option Plan. Under the stock option plan, each non-employee director will receive an option to purchase 1,500 shares of common stock on January 1 of each year. In addition, as long as the non-employee director owns common stock valued at least equal to five times the value of the annual fee paid to such director, that director will receive an additional option to purchase 1,500 shares as of January 1 of each year. New directors receive options to purchase 3,000 shares.

In 1998, the Company adopted the Directors Compensation Plan. Under this plan, a director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in either common stock or the fees may be deferred in units with value equivalent to the value of shares of common stock as of the grant date ("stock appreciation rights").

Stock options that could potentially dilute basic earnings per share in the future, which were not included in the fully diluted computation because they would have been antidilutive, were 7,459,509 at August 26, 2000, 3,588,064 at August 28, 1999, and 261,575 at August 29, 1998.

Note G – Pension and Savings Plan

Substantially all full-time employees are covered by a defined benefit pension plan. The benefits are based on years of service and the employee's highest consecutive five-year average compensation.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements (in thousands):

	August 26, 2000	August 28, 1999
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 64,863	$53,971
Service cost	9,778	8,022
Interest cost	4,523	3,727
Plan amendments	854	
Actuarial losses/(gains)	(12,897)	327
Benefits paid	(1,314)	(1,184)
Benefit obligation at end of year	65,807	64,863
Change in plan assets:		
Fair value of plan assets at beginning of year	54,763	54,565
Actual return on plan assets	2,851	3,488
Company contributions (refunds)	9,481	(1,741)
Benefits paid	(1,314)	(1,184)
Administrative expenses	(402)	(365)
Fair value of plan assets at end of year	65,379	54,763
Reconciliation of funded status:		
Funded status of the plan (underfunded)	(428)	(10,100)
Unrecognized net actuarial losses	768	11,037
Unamortized prior service cost	(3,869)	(5,329)
Accrued benefit cost	$ (3,529)	$(4,392)

	August 26, 2000	August 28, 1999	August 29, 1998
Components of net periodic benefit cost:			
Service cost	$ 9,778	$ 8,022	$ 7,001
Interest cost	4,523	3,727	3,047
Expected return on plan assets	(5,617)	(5,001)	(4,090)
Amortization of prior service cost	(605)	(606)	(292)
Amortization of transition obligation			(118)
Recognized net actuarial losses	540	451	
	$ 8,619	$ 6,593	$ 5,548

The actuarial present value of the projected benefit obligation was determined using weighted-average discount rates of 8% at August 26, 2000 and 7% at August 28, 1999. The assumed increases in future compensation levels were generally 5–10% based on age in fiscal 2000, 1999 and 1998. The expected long-term rate of return on plan assets was 9.5% at August 26, 2000, August 28, 1999 and August 29, 1998. Prior service cost is amortized over the estimated average remaining service lives of the plan participants, and the unrecognized actuarial gain or loss is amortized over five years.

During fiscal 1998, the Company established a defined contribution plan ("401(k) plan") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) plan covers substantially all employees that meet the plan's service requirements. The Company makes matching contributions, on an annual basis, up to a specified percentage of employees' contributions as approved by the Board of Directors.

Note H – Leases

A portion of the Company's retail stores, distribution centers, and certain equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales.

Rental expense was $95,715,000 for fiscal 2000, $96,150,000 for fiscal 1999, and $56,410,000 for fiscal 1998. Percentage rentals were insignificant.

Minimum annual rental commitments under non-cancelable operating leases are as follows at the end of fiscal 2000 (in thousands):

Year	Amount
2001	$116,674
2002	103,597
2003	88,648
2004	70,406
2005	54,179
Thereafter	182,969
	$616,473

Note I – Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $44 million at August 26, 2000.

AutoZone, Inc., is a defendant in a class action lawsuit entitled "Melvin Quinnie on behalf of all others similarly situated v. AutoZone, Inc., and DOES 1 through 100, inclusive" filed in the Superior Court of California, County of Los Angeles, in November 1998. The plaintiff claims that the defendants failed to pay overtime to store managers as required by California law and failed to pay terminated managers in a timely manner as required by California law. The plaintiff is seeking injunctive relief, restitution, statutory penalties, prejudgment interest, and reasonable attorneys' fees, expenses and costs. On April 3, 2000, the court certified the class as consisting of all AutoZone store managers,

January 1, 1999, only. The Company is unable to predict the outcome of this lawsuit at this time, but believes that the potential damages recoverable by any single plaintiff are minimal. However, if the plaintiff class were to prevail on all of its claims, the aggregate amount of damages could be substantial. The Company is vigorously defending against this action.

AutoZone, Inc., and its wholly-owned subsidiary, Chief Auto Parts Inc., are defendants in a purported class action lawsuit entitled "Paul D. Rusch, on behalf of all others similarly situated, v. Chief Auto Parts Inc., and AutoZone, Inc." filed in the Superior Court of California, County of Los Angeles, in May 1999. The plaintiffs claim that the defendants have failed to pay their store managers overtime pay from March 1997 to present. The plaintiffs are seeking back overtime pay, interest, an injunction against the defendants committing such practices in the future, costs and attorneys' fees. The Company is unable to predict the outcome of this lawsuit at this time, but believes that the potential damages recoverable by any single plaintiff are minimal. However, if the plaintiff class were to be certified and prevail on all of its claims, the aggregate amount of damages could be substantial. The Company is vigorously defending against this action.

AutoZone, Inc., is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc., et al.", filed in the U.S. District Court for the Eastern District of New York on February 16, 2000. The case was filed by over 100 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers, against eight defendants, which are principally automotive aftermarket parts retailers. The plaintiffs claim that the defendants have knowingly received volume discounts, rebates, slotting and other allowances, fees, free inventory, sham advertising and promotional payments, a share in the manufacturers' profits, and excessive payments for services purportedly performed for the manufacturers in violation of the Robinson-Patman Act. Plaintiffs seek approximately $1 billion in damages (including statutory trebling) and a permanent injunction prohibiting defendants from committing further violations of the Robinson-Patman Act and from opening up any further stores to compete with plaintiffs as long as defendants continue to violate the Act. The Company believes this suit to be without merit and will vigorously defend against it.

The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these other matters will result in liabilities material to the Company's financial condition or results of operations.

The Company is self-insured for workers' compensation, automobile, general and product liability losses. The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels of stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Note J – Business Combinations

In October 1998, the Company acquired real estate and real estate leases for 100 Express auto parts stores from Pep Boys for approximately $108 million.

In February 1998, the Company acquired ADAP, Inc. ("Auto Palace"). The acquisition added 112 automotive parts and accessories stores in the Northeast. In May 1998, the Company acquired the assets and liabilities of TruckPro, L.P., including the service mark "TruckPro." The 43 TruckPro stores in 14 states specialize in the sale of heavy duty truck parts.

Additionally, in June 1998, the Company acquired Chief for approximately $280 million, including the assumption of approximately $205 million of indebtedness. Chief operated 560 auto parts stores primarily in California.

Results of operations for acquisitions are included with the Company since the respective acquisition dates. The purchase method of accounting for acquisitions was utilized and, therefore, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. The goodwill associated with these transactions is being amortized over 40 years.

The fair value of assets and liabilities recorded as a result of the fiscal 1999 and 1998 transactions as well as fiscal 1999 purchase accounting adjustments are as follows (in thousands):

	Year Ended	
	August 28, 1999	August 29, 1998
Cash and cash equivalents	$	$ 267
Receivables		22,786
Inventories	(38,420)	209,829
Property and equipment	12,886	104,640
Goodwill	162,225	166,013
Deferred income taxes	83,955	56,388
Accounts payable	(992)	(106,947)
Accrued liabilities	(58,213)	(52,826)
Debt		(271,273)
Other	(53,441)	(28,846)
Total cash purchase price	$ 108,000	$ 100,031

The following unaudited pro forma results of operations assume that the fiscal 1998 acquisitions and the related financing transactions occurred at the beginning of the period presented.

	Year Ended
	August 29, 1998
	(in thousands, except per share data)
Net sales	$3,758,700
Net income	221,200
Diluted earnings per share	1.44

The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the business combinations and related transactions been consummated as of the beginning of the period presented, nor is it necessarily indicative of future operating results.

During fiscal 1999, the Company recorded reserves for closed stores of approximately $75 million and charged lease and related costs of approximately $12 million in fiscal 2000 and $15 million in fiscal 1999 against these reserves.

Management's Report

AutoZone's management takes responsibility for the integrity and objectivity of the financial statements in this annual report. These financial statements were prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of AutoZone.

The financial statements in this report were prepared in conformity with accounting principles generally accepted in the United States. In certain instances, management used its best estimates and judgments based upon currently available information and management's view of current conditions and circumstances.

Management maintains a system of internal controls designed to provide reasonable assurance that assets are protected from improper use and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's records. The concept of reasonable assurance is based upon a recognition that the cost of the controls should not exceed the benefit derived.

The financial statements of AutoZone have been audited by Ernst & Young LLP, independent auditors. Their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States, including a review of internal accounting controls and financial reporting matters.

Robert J. Hunt
Executive Vice President – Finance
Chief Financial Officer
Customer Satisfaction

Report of Independent Auditors

Stockholders
AutoZone, Inc.,

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 26, 2000 and August 28, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 26, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 26, 2000 and August 28, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 26, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Memphis, Tennessee
September 19, 2000

Corporate Information

Transfer Agent and Registrar
EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303–2500
(800) 756–8200
(201) 324–0498
http://www.equiserve.com

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: AZO



Auditors
Ernst & Young LLP
Memphis, Tennessee

Store Support Center
123 South Front Street
Memphis, Tennessee 38103–3607
(901) 495–6500

AutoZone Web Site
http://www.autozone.com

Annual Meeting
The Annual Meeting of Stockholders of AutoZone will be held at 10 a.m. on December 14, 2000, at 123 So. Front St., Memphis, Tennessee.

Form 10-K/Quarterly Reports
Stockholders may obtain free of charge a copy of the Company's annual report on Form 10-K and quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission or our quarterly press releases by contacting Investor Relations at: P.O. Box 2198, Memphis, Tennessee 38101, e–mail investor.relations@autozone.com or phone (901) 495–7185

Copies of all documents filed by the company with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at: http://www.sec.gov.

Stockholders of Record
As of August 26, 2000, there were 3,478 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.

Officers

John C. Adams Jr.
Chairman and CEO
Customer Satisfaction

Timothy D. Vargo
President and COO
Customer Satisfaction

Executive Vice President
Customer Satisfaction

Robert J. Hunt
Chief Financial Officer

Senior Vice Presidents
Customer Satisfaction

Michael B. Baird
President and COO, TruckPro

Bruce G. Clark
Systems, Technology and Support,
and Chief Information Officer

Gerald E. Colley
Stores

Brett D. Easley
Merchandising,
Chief Content Officer and
President, ALLDATA

Joseph M. Fabiano
Chief People Officer and
International Development

Harry L. Goldsmith
General Counsel and Secretary

Michael E. Longo
Distribution

Robert D. Olsen
Planning and Store Development

William C. Rhodes III
Mid-South Stores

Anthony D. Rose Jr.
Advertising

Stephen W. Valentine
Business Development

Vice Presidents
Customer Satisfaction

Richard F. Adams Jr.
Marketing

Jon A. Bascom
Systems, Technology and Support

B. Craig Blackwell
Stores

Michael T. Broderick
Stores

Michael E. Butterick
International Controller

William L. Cone
Loss Prevention

James A. Cook III
e-commerce

James Dobbs
Design and Construction

William R. Edwards II
Merchandising

Tara Elliott
Treasurer

James A. Etzkorn
Systems, Technology and Support

Clete Faddis
International Operations

Larry Fussy
Stores

Wm. David Gilmore
Real Estate

Frank B. Goodman III
Research

Eric S. Gould
Replenishment

William W. Graves
Supply Chain

Tricia K. Greenberger
Controller

William R. Hackney
Operations Support

Larry J. Hardy
Tax

Lesley E. Hartney
Communications and Training

Matt Henson
Field Human Resources

Phillip J. Jackson
Distribution

Emma Jo Kauffman
Investor Relations

William R. McCawley Jr.
Stores

Jack Mitchell
Merchandising

Thomas Newbern
Stores

David W. Nichols
Merchandising

Mark A. Palazola
Merchandising

Charlie Pleas III
Accounting

Richard C. Smith
Stores

Dennis P. Tolivar Sr.
Commercial

Albert F. Wachenschwanz
Merchandising Concepts

Scott A. Webb
Merchandising

William E. Wulfers
Stores

Other Corporate Officers
Customer Satisfaction

Donald R. Rawlins
Assistant General Counsel and
Assistant Secretary

Board of Directors

John C. Adams Jr.
Chairman and CEO
Customer Satisfaction

Andrew M. Clarkson (3*)
Chairman
Finance Committee
Customer Satisfaction

Charles M. Elson (4*)
Edgar S. Woolard Jr. Professor
of Corporate Governance
University of Delaware

Dr. N. Gerry House (2)
President and CEO
Institute for Student Achievement

Robert J. Hunt
Executive Vice President and CFO
Customer Satisfaction

Joseph R. Hyde III
Former Chairman and CEO
Customer Satisfaction

James F. Keegan (1*, 2)
Chairman
Adams Keegan, Inc.

Edward S. Lampert (1, 2)
Chief Executive Officer
ESL Investments, Inc.

W. Andrew McKenna (2)
President
SciQuest.com, Inc.

Michael W. Michelson (3)
Member of General Partner
Kohlberg Kravis Roberts & Co. LP

Ronald A. Terry (1, 2*)
Retired Chairman
First Tennessee
National Corporation

Timothy D. Vargo
President and COO
Customer Satisfaction

(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Nominating and Corporate Governance Committee
* Committee Chairman

www.autozone.com

AutoZoners always put customers first.
We know our parts and products.
Our stores look great.
And we've got the best merchandise
at the right price.

